NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
1-8-08

DIVISION OF
CORPORATION FINANCE


08041691

March 3, 2008

Received SEC
MAR 0 3 2008
Washington, DC 20549

John S. Mitchell, Jr.
Williams Mullen
1666 K Street, N.W.
Suite 1200
Washington, DC 20006

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/3/2008

Re: Hilb Rogal & Hobbs Company
Incoming letter dated January 8, 2008

Dear Mr. Mitchell:

This is in response to your letter dated January 8, 2008 concerning the shareholder proposal submitted to Hilb Rogal & Hobbs by the California Public Employees' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Peter H. Mixon
General Counsel
Legal Office
California Public Employees' Retirement System
P.O. Box 942707
Sacramento, CA 94229-2707



WILLIAMS MULLEN

RECEIVED

2008 JAN -9 AM 11:02

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

JOHN MITCHELL
Direct Dial: 202.293.8117
jmitchell@williamsmullen.com

Rule 14a-8(i)(1), (2), (3) & (8)

January 8, 2008

VIA HAND DELIVERY

SEC Mail
Mail Processing
Section

JAN 08 2008

Washington, DC
109

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Intention to Omit Shareholder Proposal; Request for No-Action Relief

Ladies and Gentlemen:

We are writing on behalf of Hilb Rogal & Hobbs Company, a Virginia corporation (the "Company"), to inform the staff of the Securities & Exchange Commission (the "Commission") of the Company's intent to exclude a stockholder proposal from the Company's proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders expected to be held on May 6, 2008 ("2008 Annual Meeting"). The proposal was submitted to Walter Smith, Corporate Secretary, pursuant to correspondence, dated November 28, 2007, from the California Public Employees' Retirement System (the "Proponent"). In its correspondence, the Proponent requested that the following proposal (the "Proposal") be presented at the 2008 Annual Meeting:

> "Resolved, that the shareowners of Hilb Rogal & Hobbs Company ("Company") ask that the Company, in compliance with applicable law, take the steps necessary to reorganize the Board of Directors into one class subject to election each year."

A copy of the Proposal, a supporting statement prepared by the Proponent (the "Supporting Statement") and related correspondence is attached hereto as Appendix A. The Proposal appears to be aimed at achieving an amendment to the Articles of Incorporation of the Company to eliminate its staggered board structure, which has been in existence since June 1, 1982 (over 25 years) and pre-dates the Company's 1987 initial public offering.[1] The structure, in which approximately one-third of the seats on the board are subject to election in any given year, is in conformity with and explicitly authorized by Section 13.1-678 of the Virginia Stock Corporation Act (the "VSCA").

The Company intends to exclude the Proposal from its proxy statement and proxy card for the 2008 Annual Meeting (collectively the "Proxy Materials") pursuant to Rule 14a-8 (the "Rule") promulgated under the Securities Exchange Act of 1934 (the "Act"). In particular, the Company bases the exclusion on the following provisions of the Rule:

- *Rule 14a-8(i)(1):* The Proponent has not complied with the provisions of the Company's Bylaws for submission of a shareholder proposal to be considered at the 2008 Annual Meeting. Accordingly, the Company believes that the Proposal is an improper subject for action under the laws of the Commonwealth of Virginia.
- *Rule 14a-8(i)(2):* For similar reasons, implementation of the Proposal following improper consideration at the 2008 Annual Meeting would be in violation of Virginia law.
- *Rule 14a-8(i)(8):* By creating uncertainty about the term of directors previously elected (or to be elected at the 2008 Annual Meeting) and possibly preventing them from completing terms for which they have been (or will be) elected, the Proposal impermissibly relates to an election for membership to the Company's board of directors.
- *Rule 14a-8(i)(3):* The Supporting Statement, as submitted by the Proponent, contains materially false and misleading statements which cannot be included in the Proxy Materials without violating the Commission's proxy rules.

The following discussion sets forth in more detail the reasons for the Company's position and, where appropriate, provides our legal opinion in support thereof.

Rule 14a-8(i)(1)

Rule 14a-8(i)(1) allows a corporation to omit a shareholder proposal from its proxy statement "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." By failing to adhere to procedures set forth in the Company's Bylaws with regard to shareholder proposals, consideration of the Proposal at the 2008 Annual Meeting is not appropriate under state law.

Section 13.1-624(B) of the VSCA provides that the bylaws of a Virginia corporation "may contain any provision for managing the business and regulating the affairs of the corporation that is not inconsistent with law or the articles of incorporation." Pursuant to this statute, and in order to permit an orderly solicitation process in connection with matters to be brought before shareholders meetings, Article I, Section 6 of the Company's Bylaws contains an advance notice provision setting forth certain procedural requirements that must be followed before a shareholder proposal may be brought before and

[1] The Company's current Articles of Incorporation are on file with the Commission as Exhibit 3.1 to the Company's Current Report on Form 8-K filed August 11, 2003, available in the online EDGAR database at the following Internet address:
http://www.sec.gov/Archives/edgar/data/814898/000100210503000145/0001002105-03-000145-index.htm.

properly considered at an annual meeting of shareholders (the "Advance Notice Bylaw").[2] Under the Advance Notice Bylaw, which the Company reports has been in place since 1996, a shareholder's notice must meet certain deadlines (now past) and must set forth as to, each matter proposed to be brought before an annual meeting:

> "(a) a brief description of the business desired to be brought before the annual meeting, including the complete text of any resolutions to be presented at the annual meeting, and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation's stock transfer books, of such shareholder proposing such business, (c) a representation that such shareholder is a shareholder of record and intends to appear in person or by proxy at such meeting to bring the business before the meeting specified in the notice, (d) the class and number of shares of stock of the Corporation beneficially owned by the shareholder and (e) any material interest of the shareholder in such business."

The Advance Notice Bylaw is clear in its requirements and also states that "notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in" the Advance Notice Bylaw. Further, the chairman of the annual meeting has the power to determine that business was not brought before the meeting in accordance with the procedures prescribed by the Advance Notice Bylaw and, if so determining, shall so declare. In that event, the Advance Notice Bylaw states that "the business not properly brought before the meeting shall not be transacted."

Based upon our review of the VSCA and applicable law, it is our opinion that the Company's Advance Notice Provision is proper and enforceable under Virginia law.

In the Company's proxy statement for its 2007 Annual Meeting of Shareholders (the "2007 Proxy Statement"), the Company specifically disclosed the existence of the procedural requirements of the Advance Notice Provision. Under the caption "PROPOSALS FOR 2008 ANNUAL MEETING," the 2007 Proxy Statement informed the reader that:

> "The Company's Bylaws also prescribe the procedure a shareholder must follow to nominate directors or to bring other business before shareholders' meetings. ... Notice of a nomination for director must describe various matters regarding the nominee and the shareholder giving notice. Notice of other business to be brought before the meeting must include a description of the proposed business, the reasons therefor *and other specified matters*. Any shareholder may obtain a copy of the Company's Bylaws, without charge, upon written request to the Corporate Secretary at the address set forth above. [Emphasis added.]"

As a review of the attached correspondence from the Proponent will indicate, nowhere has the Proponent made any representation that the Proponent intends to appear in person or by proxy at the 2008 Annual Meeting to bring the Proposal before the meeting. This failure violated clause (c) of the Advance

---

[2] A complete copy of the Advance Notice Bylaw is attached hereto as Appendix B. In addition, the Company's current Bylaws are on file with the Commission as Exhibit 3.1 to the Company's Current Report on Form 8-K filed February 17, 2006, available in the online EDGAR database at the following Internet address: http://www.sec.gov/Archives/edgar/data/814898/000119312506034759/0001193125-06-034759-index.htm.

Notice Bylaw, and the inclusion of the Proposal in the business of the 2008 Annual Meeting would be improper under the Advance Notice Bylaw. (It is too late to correct the failure, as the deadline for the submission of shareholder proposals under the Advance Notice Bylaw expired December 1, 2007.) To uphold and carry out the express requirements of the Company's Bylaws, the chairman of the meeting will be obligated under the Advance Notice Bylaw to rule the Proposal out of order.

Because the Proponent has not complied with these publicly disclosed provisions of the Company's Bylaws with respect to business to be conducted at the 2008 Annual Meeting, it is our opinion that the Proposal is not eligible to be considered at the 2008 Annual Meeting and accordingly is not a proper subject for action by shareholders under Virginia law.

As such, the Proposal is clearly excludable under the Commission's prevailing interpretations of Rule 14a-8(i)(1). The Commission has recently reiterated that the failure to observe procedural requirements enforceable under applicable state law constitutes grounds for exclusion under the Rule. In Shareholder Proposals, Rel. No. 34-56160, CCH FSLR ¶87,935 (July 27, 2007), the Commission stated:

> "One of the key rights that shareholders have under state law is the right to appear in person at an annual or special meeting and, *subject to compliance with applicable state law requirements and the requirements contained in the company's charter and bylaws, such as an advance notice bylaw*, present their own proposals for a vote by shareholders at that meeting. [Emphasis added.]"

Footnote 17 of Release No. 34-56160 (referring to the sentence above) is particularly instructive. It reads:

> "For example, Section 211(b) of the Delaware General Corporation Law permits any "proper business," in addition to the election of directors, to be conducted at an annual meeting of shareholders. In order to provide for an orderly period of solicitation before a meeting, many corporations have included provisions in their charter or bylaws to require advance notice of any shareholder resolutions, including nominations for director, to be presented at a meeting. [Citation omitted.]"

In addition to confirming the legal validity of procedural bylaws, the Commission has expressed its view that Rule 14a-8(i)(1) operates to exclude proposals that do not comply with such bylaws. In Shareholder Proposals Relating to the Election of Directors, Rel. No. 34-56914, CCH FSLR ¶88,023 (December 6, 2007), the Commission noted that the Rule "creates a procedure under which shareholders may present *certain proposals* in the company's proxy materials" [emphasis added]. The Commission explained in footnote 5:

> "With respect to subjects and procedures for shareholder votes, most state corporation laws provide that *a corporation's charter or bylaws can specify the types of proposals that are permitted to be brought* before the shareholders for a vote at an annual or special meeting. Rule 14a-8(i)(1) supports these determinations by providing that a proposal that is not a proper subject for action by shareholders under the laws of the jurisdiction of the corporation's organization may be excluded from the corporation's proxy materials. [Emphasis added.]"

Thus in recent months the Commission has twice acknowledged the inherent power of corporations, acting under applicable state law, to specify procedures for shareholder proposals separate and apart from those set forth in the Rule.

The Company's Advance Notice Bylaw does not present an insurmountable obstacle to shareholders who wish to bring matters such as the Proposal before the 2008 Annual Meeting. Thus, cases such as *SEC v. Transamerica*, 163 F.2d 511 (3rd Cir. 1947), cert. denied, 332 U.S. 847 (1948), are inapposite, since in that case the Board of Directors of TransAmerica asserted that it had the sole and exclusive authority to make any proposal to amend the bylaws of the company, thereby nullifying the right of shareholders to present their own proposals at a meeting. *See TransAmerica*, 163 F.2d. at 518; *see also* text accompanying notes 215-225 in Louis Loss, et al., Securities Regulation, ch. 6, pt. C.4 (4th ed. 2006 & Supp. Nov. 2007). In contrast to *TransAmerica*, the Company's Advance Notice Bylaw simply places reasonable procedures on the exercise of shareholder powers and does not deny the Proponent the right to submit the Proposal if it complies with those procedures. The Advance Notice Bylaw serves a legitimate purpose by ensuring that items proposed by shareholders for the agenda, and therefore deserving of the time and attention of management, will actually be presented at the meeting.[3]

Compliance with the Advance Notice Bylaw should not be particularly difficult for the attentive shareholder. Further, in its 2007 Proxy Statement the Company described the Advance Notice Bylaw and offered contact information for shareholders seeking assistance in complying with its provisions. The Proponent simply failed to follow directions. It is not unreasonable for the Company to expect the Proponent (or for that matter, any shareholder) to provide the required notice and follow prescribed procedures in order to have any matter included on the meeting's agenda.

Rule 14a-8 establishes a standard for the inclusion of proposals within federally regulated proxy materials, but it does not override or displace procedural requirements for the conduct of shareholder meetings that remain a valid and separate matter of state corporate law. The Commission acknowledged as much when it originally adopted the exclusionary rule found in Rule 14a-8(i)(1) by stating that "state law is to be the standard of eligibility of a proposal under the rule." *See* Adoption of Amendments to Proxy Rules, Exchange Act Release No. 4979 (Jan. 6, 1954), 52-56 CCH Dec., FSLR ¶ 76,267.

That position has been emphatically confirmed in the Commission's 2007 pronouncements on shareholder proposals, excerpted above.

We believe state law governs the question of whether a matter meets both the procedural or substantive eligibility requirements for consideration at a meeting. The failure to meet these eligibility requirements renders a proposal an improper subject for consideration at the meeting, and accordingly, provides grounds for exclusion under 14a-8(i)(1). To conclude otherwise would allow a matter that will not even be considered at a meeting (in accordance with state law) to nevertheless be included in the proxy materials for the meeting. We do not believe that the Commission in adopting Rule 14a-8 intended such an anomalous result.

[3] The Advance Notice Bylaw does not, it should be noted, require a representation from the Proponent that it will attend *in person* at the 2008 Annual Meeting. By permitting the Proponent to represent that it intends to appear in person *or by proxy* at such meeting, the Company's Advance Notice Bylaw is in keeping with the Commission's Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-20091 (Aug. 16, 1983) 83-84 CCH Dec., FSLR ¶83,417, which removed from Rule 14a-8 a required representation regarding in-person appearance.

Rule 14a-8(i)(2).

Rule 14a-8(i)(2) permits an issuer to omit a shareholder proposal from its proxy statement "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

Under Virginia law, actions taken at a shareholder meeting in violation of corporate bylaws are invalid. *See, e.g.*, Levisa Oil Corp. v. Quigley 217 Va. 898, 234 S.E.2d 257 (1977) (where bylaws required quorum for acting, actions taken at meeting after withdrawal of majority shareholders were void). Because the Advance Notice Bylaw states that (1) no business shall be conducted at an annual meeting except in accordance with such bylaw and (2) business not properly brought before such meeting shall not be transacted, then as matter of law it is inappropriate for the Company to acknowledge the Proponent's matter and accept votes on the Proposal at the 2008 Annual Meeting. If the Company gave effect to the Proposal under the Advance Notice Bylaw, it is our opinion that it would be acting in violation of state law. *Cf.* Rule 14a-8(i)(2).

Because the Proposal cannot be lawfully presented at the 2008 Annual Meeting under the Advance Notice Bylaw, in our opinion the Company may properly omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(2). As with respect to Rule 14a-8(i)(1), it would be incongruous for the Commission to require a shareholder proposal to be included in proxy materials if implementation of the proposal would be invalid under state law.

Rule 14a-8(i)(8).

The Proposal may be omitted under Rule 14a-8(i)(8), which permits the exclusion of a shareholder proposal if it "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." Pursuant to Article V of the Company's Articles of Incorporation, the Board of Directors is divided into three classes, with approximately one-third of the board elected annually. Directors are elected to serve three-year terms. Of the Company's eleven continuing directorships, four directors must stand for election in 2008, another four in 2009 and three in 2010.[4] The Proposal appears to contemplate that the full Board of Directors should be elected at the 2009 annual meeting of shareholders. If this would result from the approval of the Proposal, some of the current directors would be prevented from completing terms for which they have already been elected. In addition, passage of the Proposal would create uncertainty about the term of Directors elected to the Board at the 2008 annual meeting, and may similarly prevent them from completing terms for which they will be elected. These issues relate to an election to office within the meaning of Rule 14a-8(i)(8). *See* FirstEnergy Corp. (March 17, 2003) (proposal that would declassify the board was excludable from the company's proxy materials because it might "disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting").

Because the Proposal, if adopted, would disqualify certain directors previously elected from completing their terms on the Board and would affect the number of nominees to the Board at the 2009

[4] The Company currently has twelve directors, but one director is retiring at the 2008 Annual Meeting.

Annual Meeting in contravention of Rule 14a-8(i)(8), it is properly excludable from the Company's Proxy Materials for the 2008 Annual Meeting.

Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See* FirstEnergy Corp. (March 17, 2003), Hewlett-Packard Co. (December 27, 2002) and Staff Legal Bulletin No. 14B (Sept. 15, 2004).

In accordance with the guidance contained in the Commission's previous no-action letters, Staff Legal Bulletins and to avoid shareholder confusion regarding the issue at hand, we find the following portions of the Supporting Statement to be objectionable:

Third Sentence of the Second Paragraph of the Supporting Statement.

The third sentence of the second paragraph of the Supporting Statement states: "[a] staggered board has been found to be one of six entrenching mechanisms that are negatively correlated with company performance. *See* 'What Matters in Corporate Governance?' Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005)."

This statement is materially false and misleading. The use of the term "company performance" will likely be misinterpreted by the reader to mean something other than the conclusion reached in the study. An investor could interpret the term "company performance" to relate to the financial performance of a company, which would lead a shareholder to believe that the study found the financial performance of a company to be negatively affected by having a staggered board. However, the study concluded that the negative correlation was with "firm value, as measured by Tobin's Q, as well as with stock returns during the 1990-2003 period." *See* Lucian Bebchuk et al., "What Matters in Corporate Governance?" (September 2004), Harvard Law School John M. Olin Center Discussion Paper No. 491 available online at http://ssrn.com/abstract=593423 at 33. Tobin's Q, which compares the value of a company given by financial markets with the value of a company's assets, and stock returns over a specific period of time do not necessarily correlate with the financial performance of a company. The statement should be excluded so that a reader is not mislead into believing that the financial performance of the Company has been found to be negatively affected by having a staggered board.

Last Sentence of the Second Paragraph of the Supporting Statement

The last sentence of the second paragraph of the Supporting Statement states: "[i]f the Company were to take the steps necessary to declassify its Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance." This statement is an opinion of the Proponent, not a fact, and should be excluded.

First Sentence of the Third Paragraph of the Supporting Statement

The first sentence of the third paragraph of the Supporting Statement states: "[w]e seek to improve that performance and ensure the Company's continued viability through this structural reorganization of the Board."

The phrase "that performance" in this sentence is vague as to what performance it is referencing and should be excluded. In addition, the structure of the statement assumes a correlation between improving performance and ensuring continued viability with the removal of a staggered board. The Proponent may believe that this correlation exists, but this belief would be its opinion, not a fact, and should be excluded.

First Sentence of the Last Paragraph of the Supporting Statement

The first sentence of the last paragraph of the supporting statement states: "CalPERS urges you to join us in voting to declassify the election of directors, as a powerful tool for management incentive and accountability."

As before, the last part of this statement assumes an opinion of the Proponent to be a fact. The structure of this statement assumes that the declassification of the board is "a powerful tool for management incentive and accountability." The Proponent may be of this opinion, but it should not be assumed to be a fact in the Supporting Statement. Therefore, the phrase "as a powerful tool for management incentive and accountability" should be excluded.

In addition, the first part of this statement is materially false and misleading. The Proposal "asks that the Company ... take the steps necessary to reorganize the Board of Directors into one class subject to election each year." The first part of the statement, however, implies that a vote in favor of the Proposal would actually cause the declassification of the board instead of merely requesting that the board take steps to cause this action to be possible in the future. This portion of the statement should be excluded so that a shareholder does not incorrectly believe that a vote in favor of the Proposal will "declassify the election of directors."

* * *

Based upon the foregoing, we hereby request on behalf of the Company that the staff of the Division of Corporation Finance concur with the Company's view that the Proposal may be properly excluded from the Proxy Materials for the 2008 Annual Meeting and not recommend enforcement action to the Commission if the Company omits the Proposal.

This letter is submitted on behalf of the Company pursuant to Rule 14a-8(j) of the Act. The Commission is advised that the Company desires to mail its definitive Proxy Materials on or about March 31, 2008. In accordance with Rule 14a-8(j), a total of six copies of this letter, the Proponent's supporting statement and related correspondence are enclosed.

If members of the staff of the Division have any questions, they may call the undersigned at (202) 293-8117.

Sincerely,



John S. Mitchell, Jr.

Enclosures

cc: A. Brent King, General Counsel
Walter L. Smith, Corporate Secretary
Hilb Rogal & Hobbs Company

Peter H. Mixon, General Counsel
California Public Employees' Retirement System

Appendix A

Correspondence from Proponent

[Attached]



Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

November 28, 2007

OVERNIGHT MAIL

Hilb, Rogal & Hobbs Company
4951 Lake Brook Drive, Suite 500
Glen Allen, Virginia 23060
Attn: Walter L. Smith, Corporate Secretary

Re: Notice of Shareowner Proposal

Dear. Mr. Smith:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,



PETER H. MIXON
for General Counsel

Enclosures

cc: Dennis Johnson, Senior Portfolio Manager – CalPERS
Martin L. Vaughan III, Chairman & CEO – Hilb, Rogal, & Hobbs Company

---

[1] CalPERS is the owner of approximately 150,000 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Hilb Rogal & Hobbs Company ("Company") ask that the Company, in compliance with applicable law, take the steps necessary to reorganize the Board of Directors into one class subject to election each year.

SUPPORTING STATEMENT

Is accountability by the Board of Directors important to you as a shareowner of the Company? As a trust fund with approximately 1.5 million participants, and as the owner of approximately 150,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if implemented, would seek to reorganize the Board of Directors of the Company so that each director stands before the shareowners for re-election each year. We hope to eliminate the Company's so-called "classified board," whereby the directors are divided into three classes, each serving a three-year term. Under the current structure, shareowners can only vote on a portion of the Board at any given time.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that when directors are accountable for their actions, they perform better. A staggered board has been found to be one of six entrenching mechanisms that are negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005). CalPERS also believes that shareowners are willing to pay a premium for corporations with excellent corporate governance. If the Company were to take the steps necessary to declassify its Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

We seek to improve that performance and ensure the Company's continued viability through this structural reorganization of the Board. If passed, shareowners might have the opportunity to register their views at each annual meeting – on performance of the Board as a whole and of each director as an individual.

CalPERS urges you to join us in voting to declassify the election of directors, as a powerful tool for management incentive and accountability. We urge your support FOR this proposal.



STATE STREET.
Serving Institutional Investors Worldwide

State Street California, Inc.
Institutional Investor Services
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

November 28, 2007

To Whom It May Concern:

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of Hilb Rogal & Hobbs Company, having a market value in excess of $1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 28th day of November, 2007 at Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for the California Public Employees' Retirement System.

By: [signature]

Name: Sauncerae Gans
Title: Client Relationship Officer

Appendix B

Advance Notice Bylaw

BYLAWS
OF
HILB ROGAL & HOBBS COMPANY

ARTICLE I

Meetings of Shareholders

* * *

Section 6. Organization and Order of Business. – At all meetings of the shareholders, the chairman and chief executive officer or, in the absence of the chairman and chief executive officer, the president shall act as chairman. In the absence of either of the foregoing officers (or, if present, with their consent), a majority of the shares entitled to vote at such meeting may appoint any person to act as chairman. The secretary of the Corporation or, in the secretary's absence, an assistant secretary shall act as secretary at all meetings of the shareholders. In the event that neither the secretary nor any assistant secretary is present, the chairman may appoint any person to act as secretary of the meeting.

The chairman shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the determination of the order of business, the establishment of procedures for the dismissal of business not properly presented, the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

At each annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting (a) by or at the direction of the Board of Directors or (b) by any shareholder of the Corporation who is entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 6. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a shareholder's notice must be given, either by personal delivery or by United States certified mail, postage prepaid, and received at the principal executive offices of the Corporation (i) not less than 120 days nor more than 150 days before the first anniversary of the date of the Corporation's proxy statement in connection with the last annual meeting of shareholders or (ii) if no annual meeting was held in the previous year or the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, not less than 90 days before the date of the applicable annual meeting. A shareholder's notice to the secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting, including the complete text of any resolutions to be presented at the annual meeting, and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation's stock transfer books, of such shareholder proposing such business, (c) a representation that such shareholder is a shareholder of record and intends to appear in person or by proxy at such meeting to bring the business before the meeting specified in the notice, (d) the class and number of shares of stock of the Corporation beneficially owned by the shareholder and (e) any material interest of the shareholder in such business. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 6. The chairman of an annual meeting shall, if the facts warrant, determine that the business was not brought before the meeting in accordance with the procedures prescribed by this Section 6. If the chairman should so determine, he or she shall so declare to the meeting and the business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 6, a shareholder seeking to have a proposal included in the Corporation's proxy statement shall comply with the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended (including, but not limited to, Rule 14a-8 or its successor provision). The secretary of the Corporation shall deliver each such shareholder's notice containing the information required by this Section 6 that has been timely received to the Board of Directors or a committee designated by the Board of Directors for review.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hilb Rogal & Hobbs Company
Incoming letter dated January 8, 2008

The proposal asks that the company, in compliance with applicable law, take the steps necessary to reorganize the board of directors into one class subject to election each year.

We are unable to concur in your view that Hilb Rogal & Hobbs may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Hilb Rogal & Hobbs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Hilb Rogal & Hobbs may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Hilb Rogal & Hobbs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Hilb Rogal & Hobbs may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Hilb Rogal & Hobbs may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that Hilb Rogal & Hobbs may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides Hilb Rogal & Hobbs with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Hilb Rogal & Hobbs omits the proposal from its proxy material in reliance on rule 14a-8(i)(8).

Sincerely,



Peggy Kim
Attorney-Adviser

END